# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Madison Air Solutions Corporation, CIK 0002098430
CUSIP: 55658T105
Title of class of securities: Class A Common Stock, par value $0.0000001 per share
Address of issuer's principal executive offices: 444 West Lake Street, Suite 4460, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002123654

## Reporting persons
- Larry Gies: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 336,679,321; sole dispositive power 0; shared dispositive power 336,679,321; aggregate amount beneficially owned 336,679,321 (67.1% of the class)
  Comment: The amount in Item 9 represents (i) 324,379,859 shares of Class A common stock issuable upon conversion of an equivalent number of shares of Class B common stock and (ii) 12,299,462 shares of Class A common stock.
  
  The percentage in Item 11 is calculated based on (i) 177,342,753 shares of Class A common stock outstanding as of July 28, 2026, as reported on the Issuer's Form 10-Q filed on July 30, 2026, as increased by (ii) the 324,379,859 shares of Class A common stock issuable in respect of shares of Class B common stock.
- Madison Industries Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 324,379,859; sole dispositive power 0; shared dispositive power 324,379,859; aggregate amount beneficially owned 324,379,859 (64.7% of the class)
  Comment: The amount in Item 9 represents 324,379,859 shares of Class A common stock issuable upon conversion of an equivalent number of shares of Class B common stock directly held by the reporting person.
  
  The percentage in Item 11 is calculated based on (i) 177,342,753 shares of Class A common stock outstanding as of July 28, 2026, as reported on the Issuer's Form 10-Q filed on July 30, 2026, as increased by (ii) the 324,379,859 shares of Class A common stock issuable in respect of shares of Class B common stock.
- Madison Air Co-Investors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,299,462; sole dispositive power 0; shared dispositive power 12,299,462; aggregate amount beneficially owned 12,299,462 (2.5% of the class)
  Comment: The amount in Item 9 represents 12,299,462 shares of Class A common stock directly held by the reporting person.
  
  The percentage in Item 11 is calculated based on (i) 177,342,753 shares of Class A common stock outstanding as of July 28, 2026, as reported on the Issuer's Form 10-Q filed on July 30, 2026, as increased by (ii) the 324,379,859 shares of Class A common stock issuable in respect of shares of Class B common stock.

## Item 1. Issuer
Name of issuer: Madison Air Solutions Corporation
Address of issuer's principal executive offices: 444 West Lake Street, Suite 4460 Chicago IL 60606

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by Larry Gies, Madison Industries Holdings LLC ("Holdings") and Madison Air Co-Investors LLC ("Co-Investors") (each, a "Reporting Person" and collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 444 W Lake Street, Suite 4400, Chicago, Illinois 60606.
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

The reported securities include (i) 324,379,859 shares of Class B common stock directly held by Holdings and (ii) 12,299,462 shares of Class A common stock directly held by Co-Investors. Shares of Class B common stock are convertible into shares of Class A common stock on a one-for-one basis. Larry Gies is the sole manager of Holdings. Holdings is the sole manager of Co-Investors. Consequently, Mr. Gies may be deemed to beneficially own the shares of Class B common stock held by Holdings and the shares of Class A common stock held by Co-Investors.

The filing of this Statement shall not be deemed an admission of beneficial ownership by any of the Reporting Persons for purposes of Section 13(d) or Section 13(g) or for any other purpose.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99 Joint Filing Agreement, dated as of August 10, 2026.

## Signatures
- Larry Gies: /s/ Larry Gies, Larry Gies (08/10/2026)
- Madison Industries Holdings LLC: /s/ Larry Gies, Larry Gies / Sole Manager, Madison Industries Holdings LLC (08/10/2026)
- Madison Air Co-Investors LLC: /s/ Larry Gies, Larry Gies / Sole Manager, Madison Industries Holdings LLC / Manager, Madison Air Co-Investors LLC (08/10/2026)